EXHIBIT D

Date+	Price per Share++	No. of Shares
8/22/2008	$19.50	1,200	*
8/25/2008	$19.50	7,500	*
8/25/2008	$19.49	100
8/25/2008	$19.48	300
8/25/2008	$19.45	100
8/25/2008	$19.44	100
8/25/2008	$19.405	100
8/26/2008	$19.25	8,130	*
8/26/2008	$19.23	600	*
8/26/2008	$19.22	485	*
8/26/2008	$19.20	515	*

*	Amount represents aggregate of multiple purchase transactions effected on the same day at the same purchase price per share.

+	All transactions were effected in open market transactions and relate to purchases of Common Stock by Projection.

++	Price per share does not include brokerage fees and other commissions paid in connection with trade.